August 17, 2007
Mr. William Choi
Securities and Exchange Commission
Washington, D.C. 20549

RE:	True Religion Apparel, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 27, 2007 File No. 0-51483
Dear Mr. Choi,
This letter sets forth the response of True Religion Apparel, Inc. (the “Company”) to the comments set forth in your letter dated July 9, 2007 in connection with the 2006 Form 10-K filed by the Company on March 27, 2007 and the Form 10-Q report as of and for the quarter ended March 31, 2007, filed by the Company on May 10, 2007, as amended by the Company’s filing of Amendment No. 1 to Form 10-Q on June 1, 2007. For your convenience, we have numbered and set forth each comment from your letter followed by our response.
Form 10-K for the Year Ended December 31, 2006
Selected Financial Data, page 13
1.	Please present selected financial data for each of the last five fiscal years. Refer to Item 301 of Regulation S-K.
▪	We have considered the Staff’s comment and determined that beginning with our Annual Report on Form 10-K for the year ending December 31, 2007, we will present the selected financial data for each of the last five fiscal years in accordance with Item 301 of Regulation S-K. Supplementally, we advise the Staff that for the year ended December 31, 2002, the Company did not have substantive operations as evidenced by net sales of $9,225 and a net loss of $23,857.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
2.	We note you presented your operating lease obligations within the “Properties” section of your document. In future filings please include a tabular disclosure of contractual obligations including your operating lease obligations in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Refer to Item 303(a)(5) of Regulation S-K.
▪	We have considered the Staff’s comment and determined that beginning with our Annual Report on Form 10-K for the year ending December 31, 2007, we will include in the MD&A section a table that discloses our contractual obligations, including our operating lease obligations, as required by Item 303(a)(5) of Regulation S-K.

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

Results of Operations, page 16
The year ended December 31, 2006 vs. December 31, 2005, page 16
3.	We note your discussion of sales for the year ended December 31, 2006. Please expand on the specific reasons why sales increased for the year ended December 31, 2006 from December 31, 2005. In doing so, please consider and discuss whether the increases were due to increases in prices, increases in volume and/or the introduction of new products and explain the underlying reasons for items such as increase in volume. Also, quantify the extent to which each change contributed to the overall change in sales. Furthermore, please discuss any trends or uncertainties that have had or may have a favorable or unfavorable impact on sales. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
▪	We agree with the Staff’s comment that the MD&A disclosure of the changes in our net sales from 2005 to 2006 would have been more useful to the users of our financial statements if we had included information about the significant factors that caused our net sales to increase in 2006 as compared to 2005. Beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, we will include this type of information when it is applicable. Also we will discuss trends and uncertainties that have had or may have a favorable or unfavorable impact on our sales, in accordance with Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

▪	Supplementally, we provide the Staff with the following proposed disclosure that will be included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. This disclosure addresses the change in Net Sales in the second quarter of 2007 as compared to the second quarter of 2006.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
US wholesale segment	$24,407,984	$22,230,435	$49,508,851	$47,838,745
International wholesale segment	4,718,351	7,789,151	11,644,018	17,110,697
Consumer direct segment	6,525,774	714,889	10,582,627	1,389,228
Corporate	79,407		144,635	—

Total net sales	$35,731,516	$30,734,475	$71,880,131	$66,343,280

Net Sales

Second quarter 2007 vs. Second quarter 2006

In 2007, our net sales increased by 16.3 percent as compared to last year, reaching $35.7 million. The increase was driven by the expansion of our retail stores in our consumer direct segment. Last year, we had one full-price store; this year, we had six full-price stores and two outlet stores. Our US wholesale

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

segment’s net sales increased in 2007 by 9.8 percent over last year, driven by an increase in the men’s product category. Our international wholesale segment sales in 2007 decreased by 39.4 percent versus last year to $4.7 million, due to the planned reduction in sales to our Japanese distributor, the transition in distributors in the United Kingdom and the shift in Fall season shipments (in June 2006 more merchandise was shipped to international distributors at the start of the Fall season than was shipped in June 2007).

Year to date 2007 vs. 2006

In 2007, our net sales grew to $71.9 million, an 8.3 percent increase over last year. The roll-out of our retail stores keyed this increase: we had one store in the first half of 2006, but we started 2007 with four stores and opened another four by April 4, 2007. Our US wholesale sales increased $1.7 million, a 3.5 percent increase. The Spring 2007 denim merchandise offering was similar to the styles we offered in prior seasons, which kept our US wholesale sales in the first half of 2007 in-line with the prior year’s sales. We are focusing on introducing newer styles more regularly in future seasons to improve our sales growth trends. Our international wholesale segment’s net sales decreased by $5.5 million, a 32 percent decrease. The change in our strategy in Japan and the transition in our United Kingdom distributor described above are the primary drivers of this decrease.

Remainder of 2007

Over the remainder of 2007 we expect to reach our net sales goal of approximately $167 million from increases in the US wholesale and consumer direct segments’ net sales. The US wholesale segment is expected to increase with the arrival of the Fall 2007 collection, as we have introduced a number of new fabrics and styles in the denim category and introduced fleece hoodies with rock ‘n roll themes in the denim related category. One risk to this plan comes from producing denim products with new fabrics and new styles, as we are finding that the production time is longer, which has delayed some of our deliveries in the third quarter. We expect that in the fourth quarter of 2007 our US wholesale net sales will increase over 2006 in part because shipments are expected to shift from September to October. The consumer direct segment’s net sales are expected to increase as we increase our store count from one at June 30, 2006 to 15 by December 31, 2007. With the positive sales trends we see in our full-price retail stores in the US, we are investigating the feasibility of opening two international retail stores in 2008.
Consolidated Financial Statements
Consolidated Statements of Income and Comprehensive Income, page F-6
4.	Please be advised that your cost of sales should be presented in the same manner you present each category of sales. In future filings, please separately present your cost of sales line item into its respective wholesale and retail components. Also revise your “Classification of Certain Costs and Expenses” footnote disclosure on page F-9 to discuss your cost of sales by category.
▪	We have considered the Staff’s comment and note that beginning with the first quarter of 2007, we revised our income statements and the segment information in our financial reports so that we present our consolidated net

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

sales and consolidated cost of sales in our Income Statement, and we present each reportable segment’s net sales and gross profit in the segment information footnote. This presentation format follows the guidance in Regulation S-X Rule 5-03 and SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”, and is more consistent with the approach used by registrants with multiple segments. We believe that this addresses the Staff’s comment, albeit in a different manner than what the Staff suggested.

Supplementally, we provide the following proposed disclosure that will be included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007:
Classification of Certain Costs and Expenses

The Company classifies merchandise and inbound freight costs in Cost of Sales. The Cost of Sales for the US wholesale, International wholesale and consumer direct segments follows this same policy. Selling and shipping expenses includes the following activities: merchandise design and pre-production, marketing and advertising, sales commissions, customer service and wholesale out-bound shipping costs. Retail expenses include wages and commissions, occupancy, supplies and direct segment management costs. General and administrative expense includes wages and performance compensation, headquarters occupancy costs (including the portion used for the distribution function), and professional services costs.
5.	We note you had one retail operation in the prior year which generated revenue. To ensure consistency in each of your financial statement line items, please reclassify that amount out of Sales – wholesale and include it in your Sales – retail line item for fiscal year 2005.
▪	As noted in our response to the Staff’s comment #4 above, beginning with our 2007 financial reports we have revised our income statement format and the related reportable segment information. Specifically, our income statement states the amount of our consolidated net sales and each reportable segments’ net sales are disclosed in the segment information footnote. We will use this presentation method for future financial reports and will conform the 2006 and 2005 income statements to this format. We believe that this addresses the Staff’s comment, albeit in a different manner than what the Staff suggested.
6.	We note you exclude settlement expense from income from operations. It does not appear that this presentation is appropriate considering the nature of these expenses as disclosed in the notes to your financial statements. Please revise to include these expenses in operations or tell us why a revision is unnecessary.
▪	We have reviewed the Staff’s comment and considered the guidance in Regulation S-X Rule 5-03. We now concur that settlement of a lawsuit that relates to our business operations would have been more appropriately included in operating expenses. Our presentation of the lawsuit settlement below operating income was an error in our prior financial statements.

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

▪	We considered whether we need to amend our prior financial statements for the classification error. The impact on our annual 2006 and 2005 financial statements is presented in the attached Exhibit A.

▪	Consideration for 2006 and 2005:

We have evaluated the impact of these errors as described below:
-	From a quantitative perspective, we consider errors between five and 10 percent of Income from Operations to be more than insignificant. The errors caused 2006’s operating income to be overstated by 5.6 percent and 2005’s by 6.7 percent. We note that the amounts of the settlements were identified in a separate line item in the income statements so that financial statement users were able to understand the settlements’ impact on the Company’s results. Also, these errors did not impact net sales, gross profit, net income or earnings per share for any period. Because these errors were limited to one sub-total, which was misstated by less than seven percent and the expense was listed as a separate line in the income statement directly below operating income, we do not believe that these errors are material to our 2006 and 2005 financial statements from a quantitative perspective.

-	From a qualitative perspective, we have considered whether the errors impact factors such as key trends, analysts’ expectations, specific segments, regulatory or loan covenant compliance, management’s compensation or hiding an unlawful transaction. Based on our consideration, we do not believe that the errors had a significant impact on these factors. As a result, we do not believe that these errors are material to our 2006 and 2005 financial statements from a qualitative perspective.

-	Based on our consideration of the quantitative and qualitative factors, we believe that these errors are not material to our 2006 and 2005 financial statements. Therefore, we believe that our previously filed annual financial statements are not materially misleading and do not require restatement. We will classify the settlement costs in operating expenses in future filings beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
▪	Supplementally, we provide the following proposed disclosure that will be included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007:
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

During the second quarter of 2007, the Company revised its previously reported condensed consolidated statements of income for the three and six months ended June 30, 2006 to reflect a reclassification of $1,950,000 from other expenses to selling, general and administrative expenses. The revision corrects a misclassification made in presenting a litigation settlement.

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

7.	Please confirm to us that there was no “Investment banking expense” in prior periods, otherwise revise your financial statements to properly present comparable line items.
▪	We confirm that we had no such costs in periods prior to 2006 as the ‘investment banking’ activity started in 2006.
Notes to Consolidated Financial Statements, page F-9
Note 2 – Summary of Significant Accounting Policies and Practices, page F-9
Inventory, page F-12
8.	We note your disclosure that you value your inventory at the lower cost or market, with cost being determined by the first-in-first-out method, however, your critical accounting policies on page 19 states that you value inventory using the average-cost method. Please correct this inconsistency and tell us what your policy is, how you accounted for inventory in your financial statements and whether you changed the method of accounting for inventory. Please be advised that a change in inventory valuation represents a change in accounting principle which requires a preferability letter from your registered public accounting firm.
▪	We acknowledge the Staff’s comment and we respectfully advise the Staff that we use the average-cost method to value our ending inventory. We confirm that this is the only method we have used to value our ending inventory. In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, we will disclose that we use this method in each part of our financial reports that discusses our inventory accounting policy.

▪	Supplementally, we provide the Staff with the following proposed disclosure that will be included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventory

Inventory is valued at the lower cost or market. Cost is determined by the average cost method.
Stock Based Compensation, page F-13
9.	Please revise this footnote for the adoption of SFAS 123(R).
▪	We have considered the Staff’s comment, and, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, we will present a revised, appropriate discussion of our adoption of SFAS 123(R). The following is the proposed discussion that will be inserted into “Note 2 – Summary of Significant Accounting Policies” in our second quarter condensed consolidated financial statements:

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

Stock-Based Compensation

At the beginning of 2006, the Company adopted Statement of Financial Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”), which requires the Company to measure the cost of employee and director services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The costs are recognized over the period during which an employee or director is required to provide services in exchange for the award.

Prior to the adoption of SFAS No. 123(R), the Company applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), to measure compensation costs for its stock-based compensation programs. Under APB 25, the Company recorded no compensation expense for stock options granted to employees and directors because the options’ strike price was equal to the closing market price of the Company’s common stock on the grant date. Through 2005, the Company presented the effect on net earnings and earnings per share of the fair value provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) in the Notes to the Condensed Consolidated Financial Statements.

The Company adopted SFAS 123(R) using the modified prospective method. Under this transition method, 2006 stock-based compensation expense considers the unvested portion of all outstanding options calculated using the provisions of SFAS No. 123. As provided for under the modified prospective method, we did not restate our results for the periods prior to 2006.
Note 3 – Due From Factor, Net of Chargebacks and Other Deductions, page F-14
10.	Your disclosure indicates that at December 31, 2006, items subject to recourse totaled $128,500. Please tell us and expand your footnote to describe how you account for accounts receivable sold with recourse.
▪	We acknowledge the Staff’s comment and we respectfully provide the following clarification: At times, our customers place orders that will exceed the credit that they have available from the factor. We evaluate those orders to consider if the customer is worthy of additional credit based on our past experience with the customer. If we decide to sell merchandise to the customer on credit, we take the credit risk for the amounts that are above their credit limit with the factor.

▪	Supplementally, we provide the Staff with the following proposed disclosure that we will include in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007:
“At times, our customers place orders that will exceed the credit limit established by the factor. We evaluate those orders to consider if the customer is worthy of additional credit based on our past experience with the customer. If we decide to sell merchandise to the customer on credit, we take the credit risk for the amounts that are above their credit limit established by the factor. As of June 30, 2007, the amount of Due from Factor for which we have the credit risk is $193,000.”

True Religion Apparel, Inc.
Response Letter to SEC – July 9, 2007

Note 4 – Inventory, page F-15
11.	Since you outsource all your manufacturing to third parties, please tell us the nature of the items included in your work-in-progress balance.
▪	We acknowledge the Staff’s comment and we respectfully provide the following clarification: Our denim manufacturing process includes two phases: i) cut and sew; and ii) washing and finishing. At times we instruct the contract manufacturers to send us goods that have been completed through the cut and sew phase only. By delaying the second phase of the manufacturing process, we can learn more about which washes and finishes are most popular in the marketplace. When we get this information, we send these unwashed goods to the laundries and finishing houses to complete the manufacturing process. The denim products that we hold between the cut and sew phase and the wash and finish stage are considered work-in-progress.

▪	Supplementally, we provide the Staff with the following proposed disclosure that will be included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007:
The Company’s denim manufacturing process includes two phases: i) cut and sew; and ii) washing and finishing. At times the Company will instruct its contract manufacturers to send it goods that have been completed through the cut and sew phase only. By delaying the second phase of the manufacturing process, the Company can use updated information about which washes and finishes are most popular in the marketplace. When the Company gets this information, it sends these unwashed goods to the laundries and finishing houses to complete the manufacturing process. The denim products that the Company holds between the cut and sew phase and the wash and finish stage are considered work-in-progress.
Note 9 – Share Based Compensation, page F-18
12.	We note your adoption of SFAS 123(R) effective January 1, 2006. Please revise to include all applicable disclosures required by paragraph A240 of SFAS 123(R). Additionally, please disclose the assumptions used in the Black-Scholes option pricing model by year.
▪	We have considered the Staff’s comment, and, beginning with our Annual Report on Form 10-K for the year ended December 31, 2007, we will present all applicable disclosures required by SFAS 123(R) paragraph A240 (“A240”). We have reviewed the disclosures in our 2006 Annual Report on Form 10-K and noted that we did not disclose the weighted average grant-date fair value of equity options granted in 2004 (A240 c. 1), the total intrinsic value of options exercised in 2004, 2005 and 2006 (A240 c. 2), the total recognized tax benefit for share-based compensation for 2004, 2005 and 2006 (A240 g. 1), or the compensation cost related to nonvested restricted stock and the weighted-average period over which it is expected to be recognized (A240 h.). These missing disclosures will be included in the Annual Report on Form 10-K for the year ended December 31, 2007.

▪	Supplementally, we advise the Staff that the assumptions used in the Black-Scholes option pricing model are included in the paragraph directly above the ‘Restricted Stock Awards’ discussion. In our future filings, we will

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

organize our share-based compensation disclosures so the key information is easier for the financial statement users to locate. The attached Exhibit B is the proposed disclosure that will be inserted into “Note 7 – Share-Based Compensation” in our second quarter 2007 condensed consolidated financial statements.
13.	We note you use a 10 year expected life for the purpose of calculating the fair value of your stock options using the Black-Scholes option pricing model. Please tell us if this is also the expected service period over which you recognize the related compensation expense. If so, please reconcile for us your assumption of a 10 year expected life with the guidance regarding employees’ expected exercise and post-vesting employment termination behavior in paragraphs A15, A18 and A26-30 of SFAS 123(R) as it relates to determining a reasonable expected life for your stock option grants.
▪	We acknowledge the Staff’s comment and we respectfully provide the following clarification: We reviewed the Black-Scholes calculation that was used to determine the fair value of stock options awarded in 2003 and 2004. The expected option life for one award was 10 years, and the expected option life for all other awards was two years. The 10 year assumption was incorrect as this option expires five years from its grant date. Supplementally, we advise the Staff that the impact of using a 10 year expected life on this one option grant was that it was valued $41,000 greater than it should have been, which we believe is immaterial.

▪	The footnote disclosure in the 2006 10-K should have stated that the expected option life for outstanding stock options was two years.

The related compensation expense was recognized over the vesting period for each option. The vesting periods ranged from immediately to two years.

We have considered the guidance in SFAS No. 123(R) related to estimating when stock options will be exercised. The following factors support the assumption that the options will be exercised in two years:
-	The stock options vest one-third upon issuance, one-third after one year, and one-third after two years.

-	The stock options expire five years after they are granted.

-	Our stock price ranged from $0.67 to $8.10 in 2004; from $7.35 to $17.77 in 2005; and from $15.32 to $23.75 in 2006.

-	Stock options were only granted in 2003 and 2004. In 2005, 44% of the outstanding options were exercised.
In future filings beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, we will provide the correct expected life in our footnotes.

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

Note 12 – Legal Proceedings, page F-23
Joseph C. Canouse, page F-23
14.	Please tell us how you recorded this settlement in fiscal year 2006. In doing so, please tell us and disclose the value of the 100,000 shares of common stock that were issued, how this was recorded and where the issuance appears in your statement of stockholders’ equity. Also tell us whether any additional expense was taken or reversed during 2006 as a result of the final settlement.
▪	The Canouse matter was tentatively settled by the parties on Friday, March 3, 2006. The court confirmed acknowledgement of the settlement on Saturday, March 4, 2006. The Company valued the 100,000 shares that were agreed to be issued as of the close of trading on Monday, March 6, 2006. The closing price for the Company’s common stock on March 6, 2006 was $21.04, so the value assigned to the 100,000 shares was $2,140,000. In addition to the issuance of common stock, the Company agreed to pay Mr. Canouse $100,000 in cash; that amount was expensed and accrued in the second quarter of 2005.

▪	Since this matter was resolved before the Company filed its 2005 10-K and the dispute related to the period before December 31, 2005, the Company recorded this expense in the fourth quarter of 2005. In the Company’s statement of stockholders’ equity for the year ended December 31, 2006, this stock issuance is included in the line identified as “Issuance of common stock for services”. In 2006, we did not incur other settlement costs and no portion of the 2005 settlement expense was reversed.

▪	Supplementally, we provide the following proposed disclosure that we will include in our Annual Report on Form 10-K for the year ended December 31, 2007:

“In March 2006 the Company reached an agreement to settle a dispute related to a service agreement. As part of the settlement, the Company agreed to issue 100,000 shares of common stock and to pay $100,000 in cash to the other party. The Company valued the common stock at $2.1 million based on the closing price of its stock on the business day following a court’s acknowledgement of this agreement. The settlement expense was recorded in the year ended December 31, 2005.”
Note 14 – Segment Information, page F-25
15.	Please clarify for us your statement that you changed the sales of goods to retail from standard wholesale pricing to cost during the year ended December 31, 2006.
▪	We acknowledge the Staff’s comment and we respectfully provide the following clarification: When we opened our first retail store in December 2005, we internally charged the retail store the wholesale list price for the product that was transferred to it from our distribution center. Beginning in the third quarter of 2006, we changed our internal pricing method. Under our new method, the retail stores are charged for the cost of the product (in other words, we do not charge a wholesale gross profit on the products transferred to the retail stores). In all cases, these intercompany transfers were eliminated from our consolidated financial statements.

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

16.	Please disclose revenues from external customers attributed to your country of domicile and attributed to all foreign countries. For any individual foreign country whose revenues were material, please disclose those separately. Refer to paragraph 38 of SFAS 131.
▪	We have considered the Staff’s comment and determined that in future financial reports, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, we will disclose the net sales amount for external customers segregated between the US and all other countries for all periods presented. (In note 1 of our 2006 financial statements, we disclosed that our 2006 US sales were 74 percent of our consolidated 2006 sales while foreign sales made up 26 percent.) In addition, we will identify the net sales to individual international countries if those amounts are material.
Form 10-Q for the Quarterly Period Ended March 31, 2007
Financial Statements
Notes to Financial Statements
Note 7 – Common Stock, page 6
Stock Grants, page 6
17.	We note on page 12 that you changed your method for recognizing compensation expense for restricted stock awards. Please tell us and clarify your disclosure to describe the nature of the change and the accounting impact. Please also tell us whether this change was a change in accounting principle or a correction of an error.

We have considered the Staff’s comment and we respectfully provide the following background information that will allow us to clarify the approach we followed in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Background

In January 2006, the Company granted 255,000 shares of restricted stock. The closing price of our stock on the grant date was $16.86, so the total compensation was $4.3 million. The restricted shares vest in an uneven pattern as follows: 25 percent vested immediately; 50 percent vest one year from the grant date; and 25 percent vest two years from the grant date.

The Company used SFAS No. 123(R) to determine the quarterly compensation amount. Following this guidance, the Company made a policy decision to recognize the restricted stock compensation on a straight-line basis over the entire requisite service period in accordance with SFAS No. 123(R) paragraph 42.

The straight-line compensation recorded each quarter was determined by first calculating the straight-line expense amount ($4.3 million / 8 quarters) and the amount of compensation associated with vested shares as of the end of each quarter. At the end of each quarter, the cumulative restricted stock compensation recorded was equal to the greater of the (i) cumulative straight-line expense amount and (ii) the compensation associated with vested shares. Please see Exhibit C “Method used in 2006’ that shows the amount of compensation expense recorded each quarter.

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

After our new Chief Financial Officer joined the Company on March 26, 2007, we considered whether our restricted stock compensation accounting method was appropriate. We questioned the ‘Method used in 2006’ because the quarterly expense fluctuates in a manner that is not consistent with the grantees’ vesting pattern over their requisite service periods. (As an example, no compensation expense was recorded for this award in the second quarter of 2006.)

We reviewed SFAS 123(R) and developed a new accounting method that we believe meets the intent of this guidance and also recognizes the compensation expense consistently between vesting dates as the grantees provide services throughout the requisite service period. Under this new method, we would have recorded compensation immediately for the first tranche (25 percent) that vested on the grant date; the second tranche (50 percent) that vests one year from the grant date would be recognized in four equal quarterly amounts from the grant date to the one year anniversary of the grant date; and, the third tranche (25 percent) that vests two years from the grant date is recognized in four equal quarterly amounts beginning on the first anniversary and extending to the second anniversary of the grant date. The pro forma quarterly expense determined under this method is shown in Exhibit C in the ‘Method adopted in Q1 2007’ section.

Nature of the change and accounting impact – First Quarter 2007

Because the Company’s management believed that the ‘Method adopted in Q1 2007’ recognized restricted stock compensation in a manner that better matches the awards’ vesting pattern, we adopted this preferable method in the first quarter of 2007. The expense that was recorded in the first quarter of 2007 equaled the difference between the expense recognized in 2006 of $2.1 million and the pro forma expense of $3.2 million. The difference between those two methods is $1.1 million for the 255,000 shares of restricted stock granted in January 2006. (Later in 2006, a total of 22,000 shares of restricted stock that had the same vesting pattern as described above were granted to five other employees. The difference between the actual expense recorded for those restricted shares and their pro forma expense equals $0.1 million. When we computed the impact of adopting the new accounting method as of the beginning of 2007, we added the two groups together to determine the total impact of $1.2 million.)

Follow-up consideration

As described above, we have now considered two different methods to recognize restricted stock compensation for the Company’s 2006 award. Our research has not identified guidance that specifically addresses the vesting pattern in our 2006 award. We respectfully ask that the Staff discuss their views on the methods we have described above with the Company, the independent registered public accounting firm who served our Company through the first quarter of 2007, and the independent registered public accounting firm who was appointed to serve our Company following the first quarter of 2007 so we can reach a conclusion on the treatment we followed in 2006 and in the first quarter of 2007.

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

Item 4. Controls and Procedures, page 15
18.	We note your officers concluded that your disclosure controls and procedures were effective in the timely recording, processing, summarizing and reporting of material financial and non-financial information. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective in the timely and accurate recording, processing, summarizing and reporting of material financial and non-financial information within the time periods specified within the Commission’s rules and forms. Also disclose, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding disclosure. See Exchange Act Rule 13a-15(e).
▪	We respectfully acknowledge the Staff’s comment and beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, we will revise our Item 4 disclosure to incorporate the Staff’s comments.

▪	Supplementally, we provide the Staff with the following proposed disclosure that we will include in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007:

ITEM 4. Controls and Procedures

As of the end of the period covered by this Quarterly Report on Form 10-Q, we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act of 1934, as amended). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Quarterly Report, our disclosure controls and procedures are effective in allowing for the timely and accurate recording, processing, summarizing and reporting of material financial and non-financial information within the time periods specified within the Securities and Exchange Commission’s rules and forms. Also our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Quarterly Report, our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, to allow timely decisions regarding required disclosure.
The Company acknowledges that:
The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s 2006 Form 10-K report and 10-Q report as of and for the quarter ended March 31, 2007;
Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s 2006 Form 10-K report and 10-Q report as of and for the quarter ended March 31, 2007; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company appreciates the work of the Staff to assist in the Company’s compliance with the SEC’s disclosure requirements and to enhance the overall disclosure in the Company’s financial reports.

True Religion Apparel, Inc.
Response Letter to SEC — July 9, 2007

If you have any questions about our responses, please do not hesitate to contact the Company’s chief financial officer, Peter Collins, at (323) 266-3072.
Sincerely,
True Religion Apparel, Inc.

/s/ Peter F. Collins Peter F. Collins
Chief Financial Officer

Exhibit A
True Religion Apparel, Inc.
Classification of Litigation settlement expenses

	For the years ended December 31,
	2006	2005
Litigation settlement expense	$2,106,475	$2,140,000
Operating income, as reported	40,057,435	34,021,501

Operating income, as corrected	$37,950,960	$31,881,501
Difference	5.6%	6.7%

Exhibit B
True Religion Apparel, Inc.
Response Letter to SEC
August 2007
NOTE 7 — SHARE-BASED COMPENSATION
On June 16, 2005, the Company’s Board of Directors approved the True Religion Apparel, Inc. 2005 Stock Incentive Plan (the “2005 Incentive Plan”) which amends and restates the 2004 Option Plan and 2004 Equity Plan, (the “prior plans”). The Company has granted restricted stock awards and stock options under the 2005 Incentive Plan.
The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period. The following table summarizes the Company’s share-based compensation expense, which is included in selling, general and administrative expenses in the condensed consolidated income statements:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Restricted stock grants	$1,337,750	$212,593	$5,470,537	$1,534,093
Stock options	—	120,250	—	335,750

Total stock-based compensation expense, before tax benefits	$1,337,750	$332,843	$5,470,537	$1,869,843

Restricted Stock Grants
Shares awarded under the 2005 Incentive Plan entitle the shareholder to all the rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by the Compensation Committee of the Board of Directors and may not exceed 10 years. Restricted stock awards have generally been granted with vesting periods of two to three years. Upon termination of an employee or officer, any unvested restricted shares are forfeited.
During the six months ended June 30, 2007, the Company granted 465,000 shares of restricted stock to employees, officers and directors which vest over a period of two to three years. The fair value of these restricted shares, based on the price of the Company’s common stock at the date of grant, was $7,240,350. The Company’s policy for attributing the value of graded vest share-based payments is the straight-line single option approach.
During the six months ended June 30, 2007, the Company issued 10,000 shares of restricted stock to a professional services firm which vest over a period of two years. The fair value of these restricted shares, based on the price of the Company’s common stock as of the date of grant, was $153,100.
During 2007, the Company implemented a practice of repurchasing common shares, upon an employee’s request, to satisfy employee tax withholdings for restricted shares as they vest. During the three and six months ended June 30, 2007, the Company repurchased 15,392 and 113,026 shares, respectively for a total cost of $246,612 and $1,762,155, respectively.

Exhibit B
The following table summarizes the Company’s restricted stock activities for the six months ended June 30, 2007:

		Weighted	Weighted
		Average	Average
		Grant	Remaining
		Date	Contractual
		Fair	Life
	Shares	Value	(Years)

Non-vested, beginning of year	404,250	$17.50
Granted	475,000	$15.63
Vested	(333,331)	$16.43
Forfeitures	(20,500)	$18.26

Non-vested, end of period	525,419	$16.46	1.7

As of June 30, 2007, the Company expects all non-vested restricted shares will vest in future periods. The aggregate intrinsic value of restricted stock outstanding as of June 30, 2007 was $8,943,559. As of June 30, 2007, the total unamortized share-based compensation expense related to the restricted shares was $6,788,452, which is expected to be recognized over a weighted average period of 1.7 years. The total fair value of restricted stock vested during the six months ended June 30, 2007 and 2006 was $5,851,828 and $1,364,765, respectively.
Stock Options
Stock options outstanding as of June 30, 2007 were granted under the Company’s 2005 Stock Incentive Plan. Option grants were generally for a term of five to ten years and vested over a period of two to three years. Options were issued at the current market price at the date of grant. The grant date fair value was calculated using the Black-Scholes option valuation model. The Company has not granted any new stock options during the six months ended June 30, 2007 and 2006, and all outstanding options are fully exercisable.
The following table summarizes the Company’s stock option activities for the six months ended June 30, 2007:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual
		Exercise	Life
	Shares	Price	(Years)

Outstanding, beginning of year	1,108,332	$1.56
Exercised	(271,667)	$0.73
Cancelled	—

Outstanding, end of period	836,665	$1.83	2.2

During the six months ended June 30, 2007, options to acquire 271,667 shares of the Company’s common stock were exercised, of which 67,848 of these shares were withheld by the Company to meet the related employee income tax withholding requirement of $1,281,653.
The fair value of each option grant was estimated as of the date of grant using a modified Black-Scholes option pricing model. The significant assumptions used to estimate the fair value of options granted in

Exhibit B
2004 and 2005 are described in our annual report on Form 10-K for the year ended December 31, 2006; a correction to the information in that report is that the options’ expected life was two years rather than 10 years. During the six months ended June 30, 2006, the Company amortized $335,750 to general and administrative expenses as share-based compensation expense. No amounts were charged to share-based compensation expense during the six months ended June 30, 2007 as all amounts became vested in calendar 2006.
The total intrinsic value of options exercised during the six months ended June 30, 2007 and 2006 was $4,570,181 and $2,105,218, respectively. The aggregate intrinsic value of options outstanding and exercisable as of June 30, 2007 was $15,476,243. During the six months ended June 30, 2006, no options vested as the vesting dates of outstanding options were during the second half of the year.
The following table summarizes information about stock options outstanding and exercisable as of June 30, 2007:

		Weighted
		Average
		Exercise
Range of Exercise Prices	Shares	Price

$0.75 - $3.00	633,333	$0.77
$3.00 - $6.00	200,000	$5.10
$7.00 - $10.00	3,332	$7.65

	836,665	$1.83

The Company receives a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair value of stock at the date of exercise over the exercise price of the options. SFAS No. 123(R) requires cash flows resulting from excess tax benefits to be classified as part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. In accordance with SFAS No. 123(R), the Company reported $1,783,346 and $0, respectively, of excess tax benefits as financing cash flows for the six months ended June 30, 2007 and 2006. The total tax benefit realized from stock option exercises for the six months ended June 30, 2007 and 2006 was $1,794,665 and $417,000, respectively. Cash received from stock option exercises was $198,309 and $98,380 for the six months ended June 30, 2007 and 2006, respectively.

Exhibit C
True Religion Apparel, Inc.
Restricted Stock Compensation Method Comparison

Grant date		4-Jan-06
# of shares granted		255,000
stock price on grant date		$16.86
Total value of grant		$4,299,300
Vesting schedule:
immediate	4-Jan-06	25%
1 year	4-Jan-07	50%
2 year	4-Jan-08	25%

	Q1	Q2	Q3	Q4	FY 2006
Method used in 2006

Straight-line	537,413	537,413	537,413	537,413
Vested	1,074,825	—	—	—

Cumulative greater amount	1,074,825	1,074,825	1,612,238	2,149,650

Expense by quarter	1,074,825	—	537,413	537,413	2,149,650
The quarterly expense is equal to the greater of the cumulative vested and cumulative straight-line expense less the amount previously expensed.

Method adopted in Q1 2007

Immediate vested	1,074,825
First year tranche	537,413	537,413	537,413	537,413

Expense by quarter	1,612,238	537,413	537,413	537,413	3,224,475
The portion that vests immediately is expensed on the date of grant. The portion attributable to the shares that vest after 1 year is recognized ratably from the grant date to the 1 year anniversary.

Difference between the two methods	$(1,074,825)